Exhibit 99.1

STEALTHGAS INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS 2025

FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, March 2, 2026. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	In 2025 the Company maintained its high profitability reporting Net Income of $60.6 million and EPS of $1.64.

•	For the fourth quarter Net income came in at $12.8 million corresponding to a basic EPS of $0.34, 10% lower than the $14.2 million achieved in the previous year.

•	Revenues for the fourth quarter of $39.4 million, decreased 9% or $4.1 million compared to the same period of last year.

•

Continued focus on period coverage. About 48% of fleet days for the remainder of 2026 are secured on period charters, with total fleet employment days for all periods generating about $104 million (excl. our single JV vessel) in contracted revenues.

•

Repaid all debt obligations in our fully owned fleet, making $85.9 million in debt repayments during the twelve months of 2025 and $350 million since December 2022. Currently, all the vessels in the fully owned fleet are unencumbered.

•	During 2025 the Company spent $1.8 million on share repurchases. Overall, under the current program the Company has spent over $21.2 million in share repurchases since June 2023.

•	The Company further strengthened its liquidity with cash and cash equivalents of $99.1 million as of December 31, 2025.

Fourth Quarter 2025 Results1:

•

Revenues for the three months ended December 31, 2025, amounted to $39.4 million compared to revenues of $43.5 million for the three months ended December 31, 2024, based on an average of 28.4 vessels and 27.6 vessels owned by the Company, respectively. The decrease in revenue is mainly attributable to the loss of revenue from our vessel Eco Wizard due to the incident that occurred in July 2025 and rendered it inoperable, which was mitigated by the increase in the number of vessels in our fleet.

•

Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2025, were $5.9 million and $12.7 million, respectively, compared to $3.2 million and $13.6 million, respectively, for the three months ended December 31, 2024. The $2.7 million increase in voyage expenses was mainly due to an increase in bunkers costs and port expenses as a result of the increase in spot market days for the fleet.

•

General and administrative expenses for the three months ended December 31, 2025 and 2024, were $2.2 million and $3.0 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the three months ended December 31, 2025 and 2024, was $5.4 million and $6.6 million, respectively. The $1.2 million decrease is mainly related to the two vessels that had been classified as held for sale as of December 31, 2025, whereas no vessels were classified as held for sale during the same period last year.

•

Gain on sale of vessels for the three months ended December 31, 2025, was $0.7 million compared to nil for the same period last year. The gain is attributed to the sale of one vessel during the three months ended December 31, 2025.

•

Interest and finance costs for the three months ended December 31, 2025 and 2024, were $0.01 million and $1.4 million, respectively. The $1.39 million decrease from the same period of last year is primarily due to continued debt prepayments.

•

Interest income for the three months ended December 31, 2025 and 2024, was $0.9 million and $1.1 million, respectively. The decrease of $0.2 million is mainly attributed to the decrease in rates of time deposits.

•

Equity earnings in joint ventures for the three months ended December 31, 2025 and 2024, was a gain of $1.1 million and $0.5 million, respectively. The $0.6 million increase was primarily due to higher revenues due to better market conditions.

•

As a result of the above, for the three months ended December 31, 2025, the Company reported net income of $12.8 million, compared to net income of $14.2 million for the three months ended December 31, 2024. The weighted average number of shares outstanding, basic, for the three months ended December 31, 2025 and 2024 was 36.1 million and 35.3 million, respectively.

•	Earnings per share, basic, for the three months ended December 31, 2025, amounted to $0.34 compared to earnings per share, basic, of $0.38 for the same period of last year.

•

Adjusted net income, was $13.3 million corresponding to an Adjusted EPS of $0.36 for the three months ended December 31, 2025 compared to Adjusted net income of $16.4 million corresponding to an Adjusted EPS of $0.44 for the same period of last year.

•	EBITDA for the three months ended December 31, 2025, amounted to $17.3 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 28.4 vessels were owned by the Company during the three months ended December 31, 2025 compared to 27.6 vessels for the same period of 2024.

Twelve months 2025 Results1:

•

Revenues for the twelve months ended December 31, 2025, amounted to $173.2 million compared to revenues of $167.3 million for the twelve months ended December 31, 2024, based on an average of 28.4 vessels and 27.2 vessels owned by the Company, respectively. The increase in revenue is attributable to the increased number of vessels in our fleet and improved market conditions, despite the loss of revenue from our vessel Eco Wizard.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2025, were $22.5 million and $53.9 million, respectively, compared to $11.7 million and $49.8 million, respectively, for the twelve months ended December 31, 2024. The $10.8 million increase in voyage expenses was mainly due to an increase in port expenses and in bunkers costs as a result of the increase in spot market days for the fleet. The $4.1 million increase in vessels’ operating expenses was mainly due to increase in crew, maintenance repairs and spares expenses partly in conjunction with the higher number of vessels in the fleet.

•

Drydocking costs for the twelve months ended December 31, 2025 and 2024, were $3.6 million and $5.3 million, respectively. Drydocking expenses for twelve months ended December 31, 2025 mainly relate to the completion of four vessels’ drydocking, compared to the same period of last year which included the completion of seven vessel’s drydocking.

•

General and administrative expenses for the twelve months ended December 31, 2025 and 2024, were $8.3 million and $10.3 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the twelve months ended December 31, 2025 and 2024, was $25.3 million and $26.1 million, respectively, a $0.8 million decrease is mainly related to the two vessels that had been classified as held for sale as of December 31, 2025, whereas no vessels were classified as held for sale during the same period last year.

•

Impairment loss for the twelve months ended December 31, 2025 and 2024, was $0.5 million and nil, respectively. As a result of the agreed sale terms for the vessels Gas Cerberus, which was delivered in June 2025, a non-cash impairment loss of $0.5 million was recognized in the first quarter of 2025.

•

Gain on sale of vessels for the twelve months ended December 31, 2025, was $0.5 million compared to gain of $0.05 million for the same period last year. The gain is attributed to the sale of two vessels during the twelve months ended December 31, 2025, compared to the gain from the sale of two vessels during the twelve months ended December 31, 2024, which had been classified as held for sale as of December 31, 2023.

•

Interest and finance costs for the twelve months ended December 31, 2025 and 2024, were $2.2 million and $9.1 million, respectively. The $6.9 million decrease from the same period of last year is primarily due to continued debt prepayments.

•

Interest income for the twelve months ended December 31, 2025 and 2024, was $3.0 million and $3.4 million, respectively. The decrease of $0.4 million is mainly attributed to the decrease in rates of time deposits.

•

Equity earnings in joint ventures for the twelve months ended December 31, 2025 and 2024, was a gain of $5.1 million and $15.6 million, respectively. The $10.5 million decrease is primarily due to the profitable sale of one of the Medium Gas carriers owned by one of our joint ventures in the same period of last year.

•

As a result of the above, for the twelve months ended December 31, 2025, the Company reported net income of $60.6 million, compared to net income of $69.9 million for the twelve months ended December 31, 2024. The weighted average number of shares outstanding, basic, for the twelve months ended December 31, 2025 and 2024 was 35.9 million and 35.2 million, respectively.

•	Earnings per share, basic, for the twelve months ended December 31, 2025, amounted to $1.64 compared to earnings per share, basic, of $1.91 for the same period of last year.

•

Adjusted net income was $65.6 million corresponding to an Adjusted EPS of $1.77 for the twelve months ended December 31, 2025 compared to Adjusted net income of $77.3 million corresponding to an Adjusted EPS of $2.11 for the same period of last year.

•	EBITDA for the twelve months ended December 31, 2025, amounted to $85.2 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 28.4 vessels were owned by the Company during the twelve months ended December 31, 2025, compared to 27.2 vessels for the same period of 2024.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A three year time charter extension for its 2014 built LPG carrier Eco Corsair, until Feb 2029.

•	A four months time charter for its 2017 built LPG carrier Eco Frost, until Mar 2026.

•	A three months time charter extension for its 2008 built LPG carrier Gas Defiance, until Mar 2026.

•	A three months time charter for its 2015 built LPG carrier Eco Lucidity, until Mar 2026.

•	A three months time charter extension for its 2018 built LPG carrier Eco Arctic, until Apr 2026.

As of March 2026, the Company has total contracted revenues of approximately $104 million (excluding the JV vessel). For the remainder of 2026 the Company has circa 48% of fleet days secured under period contracts and contracted revenues of approximately $66 million (excluding the JV vessel).

The previously announced sale of the vessel Eco Invictus is expected to be concluded within the first quarter of 2026. In addition, in December 2025, the Company entered into a new agreement with a third party for the sale of the 2015-built vessel Eco Universe with expected delivery in April 2025. Both vessels under sale are debt free with the gross proceeds from these sales of circa $29 million further strengthening the cash position.

The vessel Eco Wizard is currently at a port in Latvia where further assessments are being conducted following damage caused during the July incident. The Company anticipates to be indemnified for the loss of the vessel in accordance with the insured value and applicable war risk coverage, subject to final adjustment and agreement with underwriters.

CEO Harry Vafias Commented

StealthGas generated $60.6 million in profits for the whole of 2025, a very successful year, the fourth in a row, of strong profitability and $12.7 million for the fourth quarter despite having one of our most profitable vessels out of action since July 2025. It was to put it mildly a turbulent year for the markets as we had anticipated. Trade in LPG over this period continued to grow with its ups and downs, showing resilience in the face of geopolitical tensions, driven primarily by US exports while medium-term fundamentals remain robust. In line with our strategic objectives during 2025 the Company became debt-free after having paid down $350 million in debt obligations over the last 3 years, ending the year with $99 million cash and currently having $110 million cash. In December the Company entered into another agreement to sell one smaller vessel in the fleet as we are looking to take advantage of firm prices to divest some of the older assets and eventually modernize and move the fleet into larger sized vessels as the opportunities arise.

Conference Call details:

On March 2, 2026 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BIb28a942d198a4c4da280c78671e6b213

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 29 LPG carriers, including one Joint Venture vessel, in the water. These LPG vessels have a total capacity of 339,134 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, including regarding contracted revenue, market conditions, pending vessel sales and our vessel damaged in the third quarter of 2025, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, the impact of the loss of the Eco Wizard and extent of insurance coverage, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, tensions in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden, accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

Investor Relations

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2024 and December 31, 2025.

FLEET DATA	Q4 2024	Q4 2025	12M 2024	12M 2025
Average number of vessels (1)	27.6	28.4	27.2	28.4
Period end number of owned vessels in fleet	28	28	28	28
Total calendar days for fleet (2)	2,542	2,610	9,944	10,368
Total voyage days for fleet (3)	2,446	2,412	9,677	10,027
Fleet utilization (4)	96.2%	92.4%	97.3%	96.7%
Total charter days for fleet (5)	2,265	2,208	8,930	8,642
Total spot market days for fleet (6)	181	204	747	1,385
Fleet operational utilization (7)	95.0%	88.5%	95.4%	91.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve months Periods Ended December 31st,
	2024	2025	2024	2025
Net Income - Adjusted Net Income
Net income	14,198,527	12,775,556	69,862,177	60,648,616
Less gain on derivatives	—	—	(99,286)	—
Plus swap interest received	—	—	208,127	—
Less gain on sale of vessels, net	—	(659,218)	(46,384)	(538,000)
Plus impairment loss	—	—	—	488,400
Plus share based compensation	2,206,296	1,153,844	7,326,808	4,967,250
Adjusted Net Income	16,404,823	13,270,182	77,251,442	65,566,266
Net income – EBITDA
Net income	14,198,527	12,775,556	69,862,177	60,648,616
Plus interest and finance costs	1,425,886	10,653	9,062,562	2,241,719
Less interest income	(1,052,786)	(859,187)	(3,416,221)	(2,953,442)
Plus depreciation	6,598,549	5,412,588	26,076,687	25,252,476
EBITDA	21,170,176	17,339,610	101,585,205	85,189,369
Net income - Adjusted EBITDA
Net income	14,198,527	12,775,556	69,862,177	60,648,616
Less gain on derivatives	—	—	(99,286)	—
Less gain on sale of vessels, net	—	(659,218)	(46,384)	(538,000)
Plus impairment loss	—	—	—	488,400
Plus share based compensation	2,206,296	1,153,844	7,326,808	4,967,250
Plus interest and finance costs	1,425,886	10,653	9,062,562	2,241,719
Less interest income	(1,052,786)	(859,187)	(3,416,221)	(2,953,442)
Plus depreciation	6,598,549	5,412,588	26,076,687	25,252,476
Adjusted EBITDA	23,376,472	17,834,236	108,766,343	90,107,019
EPS - Adjusted EPS
Net income	14,198,527	12,775,556	69,862,177	60,648,616
Adjusted net income	16,404,823	13,270,182	77,251,442	65,566,266
Weighted average number of shares, basic	35,345,251	36,111,888	35,237,059	35,881,239
EPS - Basic	0.38	0.34	1.91	1.64
Adjusted EPS – Basic	0.44	0.36	2.11	1.77

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended December 31,		Twelve month Periods Ended December 31,
	2024	2025	2024	2025
Revenues
Revenues	43,467,117	39,371,480	167,262,185	173,161,478
Expenses
Voyage expenses	2,679,927	5,394,093	9,594,880	20,433,872
Voyage expenses - related party	535,991	464,102	2,063,228	2,097,322
Vessels’ operating expenses	13,404,725	12,481,722	48,961,137	52,980,264
Vessels’ operating expenses - related party	212,500	238,419	875,002	933,616
Drydocking costs	1,855,672	1,846,503	5,312,614	3,602,010
Management fees - related party	1,089,040	1,118,961	4,258,240	4,445,120
General and administrative expenses	3,010,733	2,248,264	10,309,693	8,333,449
Depreciation	6,598,549	5,412,588	26,076,687	25,252,476
Impairment loss	—	—	—	488,400
Net gain on sale of vessels	—	(659,218)	(46,384)	(538,000)

Total expenses	29,387,137	28,545,434	107,405,097	118,028,529

Income from operations	14,079,980	10,826,046	59,857,088	55,132,949

Other (expenses)/income
Interest and finance costs	(1,425,886)	(10,653)	(9,062,562)	(2,241,719)
Gain on derivatives	—	—	99,286	—
Interest income	1,052,786	859,187	3,416,221	2,953,442
Foreign exchange gain/(loss)	25,598	(18,210)	(70,692)	(282,697)

Other (expenses)/income, net	(347,502)	830,324	(5,617,747)	429,026

Income before equity in earnings of investees	13,732,478	11,656,370	54,239,341	55,561,975
Equity earnings in joint ventures	466,049	1,119,186	15,622,836	5,086,641

Net Income	14,198,527	12,775,556	69,862,177	60,648,616

Earnings per share
- Basic	0.38	0.34	1.91	1.64

- Diluted	0.38	0.34	1.90	1.64

Weighted average number of shares
- Basic	35,345,251	36,111,888	35,237,059	35,881,239

- Diluted	35,409,350	36,111,888	35,333,160	35,881,239

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2024	December 31, 2025
Assets
Current assets
Cash and cash equivalents	80,653,398	99,077,831
Trade and other receivables	6,156,300	7,744,675
Other current assets	193,265	22,419
Claims receivable	55,475	61,697,544
Inventories	3,891,147	1,899,887
Advances and prepayments	733,212	1,145,504
Assets held for sale	—	24,945,022
Fair value of derivatives	387,608	—

Total current assets	92,070,405	196,532,882

Non current assets
Operating lease right-of-use assets	—	104,801
Vessels, net	608,214,416	491,413,817
Other receivables	370,053	171,275
Restricted cash	3,867,752	—
Investments in joint ventures	27,717,238	23,467,353

Total non current assets	640,169,459	515,157,246

Total assets	732,239,864	711,690,128

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	388,130	1,045,962
Trade accounts payable	10,994,434	9,881,737
Accrued and other liabilities	4,922,587	4,443,142
Operating lease liabilities	—	104,801
Deferred income	4,304,667	5,665,271
Current portion of long-term debt	23,333,814	—

Total current liabilities	43,943,632	21,140,913

Non current liabilities
Deferred income	213,563	222,605
Long-term debt	61,555,855	—

Total non current liabilities	61,769,418	222,605

Total liabilities	105,713,050	21,363,518

Commitments and contingencies
Stockholders’ equity
Capital stock	370,414	371,857
Additional paid-in capital	409,912,934	413,450,279
Retained earnings	215,855,858	276,504,474
Accumulated other comprehensive income	387,608	—

Total stockholders’ equity	626,526,814	690,326,610

Total liabilities and stockholders’ equity	732,239,864	711,690,128

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Twelve month Periods Ended December 31,
	2024	2025
Cash flows from operating activities
Net income for the year	69,862,177	60,648,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	26,076,687	25,252,476
Amortization of deferred finance charges	711,378	990,921
Amortization of operating lease right-of-use assets	99,379	126,754
Share based compensation	7,326,808	4,967,250
Change in fair value of derivatives	108,841	—
Proceeds from disposal of interest rate swaps	1,018,000	—
Equity earnings in joint ventures	(15,622,836)	(5,086,641)
Dividends received from joint ventures	20,570,036	2,634,000
Impairment loss	—	488,400
Gain on sale of vessels	(46,384)	(538,000)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,971,610)	(1,004,172)
Other current assets	(62,676)	170,846
Claims receivable	—	(4,474,893)
Inventories	(1,664,738)	2,154,930
Changes in operating lease liabilities	(99,379)	(126,754)
Advances and prepayments	676,228	(240,405)
Increase/(decrease) in
Balances with related parties	(555,589)	590,092
Trade accounts payable	628,899	(1,677,299)
Accrued liabilities	(758,558)	(802,426)
Deferred income	(2,796,608)	1,108,984

Net cash provided by operating activities	103,500,055	85,182,679

Cash flows from investing activities
Payment for acquisition of remaining interest in joint venture, net of cash acquired	—	(7,976,895)
Proceeds from sale of vessels, net	34,679,584	25,072,377
Acquisition and improvements of vessels	(106,169,013)	(412,428)
Return of investments from joint ventures	7,007,164	—

Net cash (used in)/provided by investing activities	(64,482,265)	16,683,054

Cash flows from financing activities
Proceeds from exercise of stock options	356,250	356,250
Stock repurchase	(338,176)	(1,784,712)
Deferred finance charges paid	(22,167)	—
Advances to joint ventures	(11,847)	—
Loan repayments	(108,236,401)	(85,880,590)
Proceeds from long-term debt	70,000,000	—

Net cash used in financing activities	(38,252,341)	(87,309,052)

Net increase in cash, cash equivalents and restricted cash	765,449	14,556,681
Cash, cash equivalents and restricted cash at beginning of year	83,755,701	84,521,150

Cash, cash equivalents and restricted cash at end of year	84,521,150	99,077,831

Cash breakdown
Cash and cash equivalents	80,653,398	99,077,831
Restricted cash, non current	3,867,752	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	84,521,150	99,077,831